August 15, 2006

Mr Stephen Krikorian,

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.,  20549

Creator Capital Limited (“CC”L) – File No.:  001-14611

Form 20-F for the fiscal year ended December 31, 2005 - Filed July 3, 2006

We are in receipt of your letter dated July 18, 2006 and which we received on August 7, 2006.

With respect to the comments detailed in your letter, our replies are set forth below:

General – Location of Auditor

Creator Capital is registered in Bermuda for business reasons.  Bermuda is a member of the Canadian Institute of Chartered Accountants, as they do not to have their own institute.  Bermuda follows the same GAAP and GAAS as Canada.  Two of Creator Capital’s four directors are also resident in Canada, therefore it was reasonable to choose a PCAOB registered accounting firm in Canada.

Please note also, that CCL did not carry out any operations in the Middle East or in Asia during 2005.  Note 10 – Segmented Information, of the Financial Statements details revenues by geographic location purely because CCL’s airline clients are located in those geographic locations.  Emirates/Sri Lankan Airways are located in Dubai, and JALUX is located in Japan.  Therefore, there was no necessity to conduct any financial audit procedures in those locations.

Item 15. – Controls and Procedures, page 37

The statement “However, the financial statements were not reviewed by an accounting firm registered with the PCAOB, and therefore the company has not met the SEC reporting requirements, and thus is in violation of the Sarbanes-Oxley Act.” was included in error.  The template of our 2004 Form 20F was utilized for this report and our proofreaders, including myself missed this important statement.  The error has been corrected – the statement has been omitted.

Item 17. – Financial Statements , page 39

The statement “The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Unites States generally accepted accounting principles.” should read “The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Canadian generally accepted accounting principles.”  Annual Reports filed prior to 2005 included Audited Financial Statements prepared according to United States generally accepted accounting principles. CCL engaged a new audit firm for 2005, due to the PCAOB registration requirement.  This firm elected to file according to Canadian generally accepted accounting principles, as this is the form utilized in Bermuda, CCL’s legal jurisdiction.  Once again, our proofreaders, including myself missed this important amendment.  The error has been corrected – United States has been changed to Canada

Report and Consolidated Financial Statements

Audit Report, page 44

An audit report for 2003 signed by Buckley Dodds, CCL’s previous auditor is included in the amended Form 20-F filing.

We hope that the responses set forth above adequately address the comments detailed in your letter.  If you have any further queries, we would be pleased to address them anon.

/Deborah Fortescue-Merrin/

Deborah Fortescue-Merrin

Chairperson and Director

HEAD OFFICE:

Canon’s Court, 22 Victoria Street b Hamilton HM12 b Bermuda

Phone: 441-295-2244 b Fax: 441-292-8666

NORTH AMERICAN CONTACT:

P.O. Box 280, 590 Willies Way b Bowen Island, B.C. b Canada  V0N 1G0

Phone: 604-947-2555 b Fax: 604-947-0294